REDCORP

NEWS RELEASE

September 17, 2002 News Release 02-08

HAWK PROPERTY BC
NEW HIGH GRADE GOLD VEIN DISCOVERED, DRILLING UNDERWAY

Redcorp Ventures Ltd. is pleased to announce that ongoing surface prospecting on its 100% owned, 66 sq. km Hawk Property, located in the Omineca mountains of north-central BC, has resulted in the discovery of a significant new quartz vein carrying high-grade gold mineralization. This new "Zulu" vein, outcrops on surface and is exposed intermittently over a strike length of 460 meters, dipping steeply to the south. Based on current mapping, it appears to be truncated by a fault to the west. However, on the east the exposed vein trends into a forested area of poor outcrop exposure where anomalous gold soil geochemistry suggests that it may persist for an additional 400 meters in this direction.

The Zulu vein trends parallel to the AD vein and is located approximately 400m south of that structure. Initial sampling over the exposed outcrops of the Zulu vein, which range in width up to 1.2 meters, returned the following results:

Sample No.	Width (m)	Au (gpt)	Au (gpt)*	Ag (gpt)
TZR004	Grab	32.60	39.66	4.8
TZR005	0.30	4.65	6.51	1.2
TZR006	0.50	0.83		<0.2
TZR007	Grab	22.20	28.78	6.0
TZR008	0.90	17.90	9.87	5.8
TZR009	Grab	46.80	50.08	121.0
TZR010	0.30	7.16	9.84	2.0
TZR011	Grab	12.25	18.02	11.6
BCR056	Grab	18.50		13.6

* Indicates repeat assay result

A diamond drill program is presently underway, and to date five holes have been completed on the Radio veins and two on the AD vein. The drill is currently targeting the Zulu vein, with 5 holes planned. Intersections of the targeted mineralized veins have been obtained in all completed holes. Drill intersection assay results will be released once they are received and compiled.

Although the Zulu vein is one of the more well-exposed new discoveries on the property this season, several other new showings have been found. These other discoveries consist of vein material in subcrop with grades ranging up to 30.6 gpt gold. Additional work is required to evaluate them.

REDCORP VENTURES LTD.

Suite 710, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330

REDCORP

Redcorp is very encouraged by these new discoveries which indicate that high-grade gold mineralization at Hawk is widespread across the property. As previously reported, several mineralized structures have been identified to date, with indicated strike lengths of up to 3 kilometers.

The exploration and drilling program at the Hawk property is proceeding under the direction of Robert Carmichael P.Eng, Redcorp's Vice President, Exploration. Reported sample assays are the results of standard fire assay methods conducted by Eco Tech Laboratory Ltd. of Kamloops BC on samples collected by experienced field personnel under the supervision of Mr. Carmichael.

In other matters, Redcorp's subsidiary Redfern Resources Ltd. continues to await the decision of the responsible BC ministers with respect to a Project Approval Certificate for the Tulsequah Chief mine re-development project in northwest British Columbia. Redfern is advised that the Ministerial review process is moving forward.

This press release was prepared by the undersigned on behalf of the Company's Board of Directors, who take responsibility for its content.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President